1(212) 318-6393

yarivkatz@paulhastings.com

December 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

Lynn Dicker

Alan Campbell

Joe McCann

Re:	Canopy Growth Corporation

Preliminary Proxy Statement on Schedule 14A

Filed October 25, 2022

File No. 001-38496

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated November 22, 2022 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Canopy Growth Corporation (“Canopy” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment No. 1”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 1. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

Strategy to Fast Track Access into the U.S. Cannabis Market, page i

1.

With reference to the October 27, 2022 article in The Canadian Press, which you filed as definitive additional materials on the same date, please revise the letter to shareholders to identify the aspect or aspects of Canopy’s proposed structure that are novel and whether there are attendant business and/or regulatory risks.

Response: The Company has revised the disclosure on page i in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 12, 2022

2.

Describe clearly the purpose(s) behind (i) the creation of the Canopy USA structure and the transfer of US THC assets into it and (ii) the creation of a new class of Exchangeable Shares. Clarify, if true, that Canopy plans to restructure again to return to its historical structure in the event that the US federal government legalizes cannabis. In this regard, it should be clear whether Canopy plans to (i) repurchase all shares of Canopy USA Common Share equal to the greater of fair market value and $2,000,000 and (ii) eliminate the class of Exchangeable Shares in the event that the US federal government legalizes cannabis.

Response: The Company has revised the disclosure on pages i, ii and iii in response to the Staff’s comment.

3.	With reference to the disclosure on page 16, please identify the unnamed “Investor” who currently holds all of the outstanding Canopy USA shares.

Response: The Company has revised the disclosure on page ii in response to the Staff’s comment.

4.

We note your statements here and elsewhere that this strategy will enable you to realize value in the near term. We further note your disclosure elsewhere that Canopy’s Non- Voting Shares of Canopy USA do not carry voting rights, rights to receive dividends or other rights. Please revise your disclosure here and throughout, where appropriate, to further explain how this strategy will enable you to realize value in the near term. Also, explain how the disclosure is consistent with your disclosure that you will have “no economic interest” in Canopy USA.

Response: The Company has revised the disclosure on pages ii, iii and 22 in response to the Staff’s comment.

5.

We note your statements here and throughout your document describing the highlights and potential benefits of your strategy. Please clarify throughout whether you believe you can realize the benefits of this strategy while cannabis remains federally illegal in the U.S.

Response: The Company advises the Staff that it believes there are benefits of its strategy while cannabis remains federally illegal in the United States, including the fact that this strategy fast tracks entry into the United States upon federal permissibility and is expected to reduce costs at both Canopy and across the Canopy USA platform. The Company has revised the disclosure on pages ii and 22 in response to the Staff’s comment.

6.

Please revise this section, where appropriate, to reflect your disclosure on page 23 that Nasdaq objects to you consolidating the financial results of Canopy USA and views it as impermissible under Nasdaq’s general policies. In your revisions, please discuss whether there is a material risk that your shares could be delisted from Nasdaq as a result of the implementation of this strategy. Clarify more specifically the nature of Nasdaq’s stated objections to the structure, including whether it extends to the creation of the Exchangeable Shares.

Response: The Company has revised the disclosure on pages iii and iv in response to the Staff’s comment. The Company also respectfully submits that Nasdaq has informed the Company of their position that companies that consolidate “the assets and revenues generated from activities in violation under federal law cannot continue to list on Nasdaq.” We expect to continue our dialogue with Nasdaq regarding their position. Nasdaq has expressed that the exchange was comfortable with the creation of the Exchangeable Shares, the formation of Canopy USA, the transfer of the Structured U.S. Investments and the holding of the Non-Voting Shares.

U.S. Securities and Exchange Commission

December 12, 2022

7.

We note your statement that you anticipate financial benefit via revenue and cost synergies “across Canopy” upon implementation of your strategy. Please revise to explain how you will achieve financial benefit across Canopy while you own Non-Voting Shares of Canopy USA and cannabis remains illegal in the U.S.

Response: The Company has revised the disclosure on pages iii and 22 in response to the Staff’s comment.

Relationship with Constellation Brands, page iii

8.	Please revise your disclosure to clarify, if true, that a majority of your board of directors is affiliated with Constellation.

Response: The Company has revised the disclosure on page iv in response to the Staff’s comment.

Third-Party Information, page 2

9.

We note your statement that you do not make any representation as to the accuracy of information that you are including in the proxy statement. Please either delete this disclaimer or explain how it is consistent with your belief that the information is reliable.

Response: The Company has revised the disclosure on page 2 in response to the Staff’s comment.

Amendment Proposal

Background, page 11

10.

Please revise this section to disclose the consideration you were, or will be, obligated to pay to TerrAscend, Acreage, Wana, Jetty and Cultiv8 if the Amendment Proposal is approved and Canopy USA consummates the option transactions with these entities. Please also revise your document, where appropriate, to describe the material terms of these proposed transactions, including any deferred or option exercise payments.

Response: The Company has revised the disclosure on pages 11 through 13 and beginning on page 19 under the new heading “Potential Acquisitions by Canopy USA” in response to the Staff’s comment.

11.

Please disclose the identity of the third-party investor of Jetty to whom Canopy USA issued 1,000,000 Class A shares. Please also describe the consideration you received in exchange for issuing shares to the third-party investor.

Response: The Company has revised the disclosure on page 14 in response to the Staff’s comment.

12.

Your disclosure indicates that your Non-Voting Shares in Canopy USA represent approximately 0.7% of the issued and outstanding shares in Canopy USA on an as- converted basis. Your disclosure on page 16 indicates that you own 99.3% of the issued and outstanding shares of Canopy USA on an as-converted basis. Please reconcile your disclosure or advise.

U.S. Securities and Exchange Commission

December 12, 2022

Response: The Company has revised the disclosure on page 14 in response to the Staff’s comment.

13.

Your disclosure indicates that you have the right to repurchase all shares of Canopy USA that have been issued to the Investor at a price per share equal to the greater of fair market value and $2,000,000. Please disclose how fair market value will be determined and who will be responsible for the determination. Please also confirm whether “$2,000,000” refers to the price per share or to the aggregate repurchase amount.

Response: The Company has revised the disclosure on pages iii and 21 in response to the Staff’s comment.

14.

Please revise your disclosure to explain why the Acreage Debt Optionholder has agreed to acquire an option to purchase the outstanding principal of Acreage’s debt. In your revisions, please explain whether the Option Premium would be returned to the Acreage Debt Optionholder if the Amendment Proposal is not approved.

Response: The Company has revised the disclosure on pages 15 and 16 in response to the Staff’s comment.

15.	Please revise your disclosure in this section, where appropriate, to reflect your disclosure on page 25 that you have not received audited financial statements from Wana or Jetty.

Response: The Company has revised the disclosure on pages 21 and 30 in response to the Staff’s comment and advises the Staff that it has received the audited financial statements from Wana.

16.

We note your disclosure on page 13 that Canopy finalized a structural path in August 2022 to form and transfer the Structured U.S. Investments after months of analysis and structuring with legal counsel and financial and tax advisors. Please revise to explain the challenges faced in structuring the transaction and discuss, if applicable, why other alternative structures were not pursued. With a view to disclosure, please tell us whether Canopy considered a spin-off with a pro rata distribution to its shareholders, and if so, why this structure was not pursued.

Response: The Company has revised the disclosure on pages 13 and 14 in response to the Staff’s comment. The Company advises the Staff that it considered a spin-out of the Structured U.S. Investments but determined it would not be in the best interest of the Company or its Shareholders as certain Shareholders, including CBI, would not want to or be permitted to hold equity securities in an entity that violates U.S. federal laws. In addition, a spin-out would result in a newly formed publicly listed entity and therefore the anticipated cost synergies associated with taking Acreage private by virtue of the Floating Share Arrangement would not have been realized.

Structure of Canopy USA, page 15

17.

Please provide support for your assertion that Canopy USA is currently controlled by the Investor who has acquired and continues to hold all of the outstanding Canopy USA Common Shares. In this regard, we note the following :

U.S. Securities and Exchange Commission

December 12, 2022

•	Canopy has the right to appoint two of the four members of the Canopy USA board of managers as compared to the Investor who only has the right to appoint one manager.

•

Pursuant to the Protection Agreement, Canopy retains the right to control Canopy USA’s actions with respect to several significant decisions related to its business organizations, properties, assets, rights, employees, goodwill and business relationships, as detailed on pages 16-17.

•	Canopy has a call right to repurchase at any time all of the Canopy USA shares that have been issued to the Investor.

Response: The Company has revised the disclosure on pages ii, iii, 16, 17, 18, 25 and 30 in response to the Staff’s comment. The Company advises the Staff that VCo Ventures LLC owns all of the Canopy USA Common Shares. While Canopy has the right to appoint two of the four members of the Canopy USA board of managers (the “Canopy USA Board”), that does not give Canopy the right to direct the Canopy USA Board. In addition, at the moment, Canopy has only appointed one of the members of the Canopy USA Board. Canopy USA was structured to ensure that Canopy does not currently have the ability to direct or manage the operations of Canopy USA. While the Protection Agreement prohibits a wide variety of corporate and operational activities of Canopy USA without the consent of Canopy, the Protection Agreement does not allow Canopy to direct or manage any activities or the operations of Canopy USA. In addition, Canopy does not have a call right to repurchase the Canopy USA Common Shares, Canopy USA has a call right and until such time as Canopy converts the Non-Voting Shares into Canopy USA Common Shares, Canopy is unable to cause Canopy USA to exercise the right to repurchase.

18.	Please revise your disclosure to present Canopy USA’s current equityholders and their ownership percentages.

Response: The Company has revised the disclosure on page 16 in response to the Staff’s comment.

19.	Please tell us whether you have filed the Protection Agreement and if not, whether you plan to do so prior to the Special Meeting.

Response: The Company advises the Staff that it intends to file the Protection Agreement with its quarterly report on Form 10-Q for the quarter ending December 31, 2022 (the “Form 10-Q”) and that in the event the Meeting is scheduled to be held prior to the contemplated filing date of the Form 10-Q, the Company will file the Protection Agreement with a Current Report on Form 8-K.

20.

Please revise to explain whether Canopy has information rights with respect to Canopy USA. With a view to disclosure, please tell us whether Canopy and Canopy USA have entered into any tax, operating or services agreements.

Response: The Company has revised the disclosure on page 19 in response to the Staff’s comment and advises the Staff that there are no tax, operating or services agreements between Canopy USA and the Company.

21.

Explain whether the transfer or sale of the corporate assets to Canopy USA results in material tax consequences for Canopy and/or Canopy’s shareholders. Similarly discuss whether there would be material tax consequences in the event that Canopy converts its Non-Voting Shares of Canopy USA. Discuss, as applicable, whether the chosen structure includes tax arrangements between Canopy, Canopy USA or any other parties.

U.S. Securities and Exchange Commission

December 12, 2022

Response: The Company has revised the disclosure on page 17 in response to the Staff’s comment.

22.

Please explain whether Canopy is contributing any assets to Canopy USA in addition to the Structured U.S. Investments. In this regard, it is unclear whether Canopy has contributed or will contribute cash to Canopy USA and if so, how much. Discuss Canopy USA’s short-term and long-term capital needs and whether it has raised funding from third parties.

Response: The Company advises the Staff that all of the assets transferred to Canopy USA are listed on page 17. The Company has also revised the disclosure on page 21 under the new heading “Canopy USA Capital Requirements” in response to the Staff’s comment.

23.

Please disclose the jurisdiction where Canopy USA is incorporated. Please tell us whether Canopy USA has a certificate of formation charter and an operating agreement that are or will be publicly available. With a view to disclosure, please tell us whether the managers and officers of Canopy USA will have any duties to Canopy’s shareholders regarding the management of Canopy USA.

Response: The Company has revised the disclosure on pages i, 14 and 18 in response to the Staff’s comment and advises the Staff that the operating agreement of Canopy USA is not, and is not intended to be made, publicly available, but the certificate of formation is accessible by request from the Secretary of State of the State of Delaware.

Reasons for the Transaction and Recommendation of the Board, page 17

24.	We note your statement that you expect that Canopy USA will be accretive to your shareholders based on a number of key metrics. Please present these metrics.

Response: The Company has revised the disclosure on pages 22 and 23 in response to the Staff’s comment.

25.

Please revise your statement that you believe you comply with all applicable laws and regulations to reflect your disclosure on page 23 that Nasdaq has proposed to you that the consolidation of Canopy USA is impermissible under Nasdaq’s general policies.

Response: The Company has revised the disclosure on pages i, 23, 27, 28 and 29 in response to the Staff’s comment.

Risk Factors Relating to the Amendment Proposal, page 21

26.

To the extent that Canopy’s plan is reasonably likely to result in delisting from the Nasdaq Global Select Market, please provide us an analysis regarding whether any of the transactions are a Rule 13e-3 transaction.

U.S. Securities and Exchange Commission

December 12, 2022

Response: After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended, the Company respectfully submits that Rule 13e-3 is not applicable to the solicitation of votes to create the Exchangeable Shares.

In pertinent part, a “Rule 13e-3 transaction” includes:

[(i)] a purchase of any equity security by the issuer of such security or by an affiliate of such issuer [or (ii)] a solicitation … of any proxy … [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate [that has a reasonable likelihood of c]ausing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

In this case, neither the Company nor any affiliate of the Company is purchasing any of the Company’s equity securities. In addition, neither the Company nor any affiliate of the Company is soliciting proxies from the Company’s shareholders “in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction,” which would implicate Rule 13e-3. The Company is seeking to create the Exchangeable Shares as a mechanism to ensure regulatory compliance for its shareholders, including its largest shareholder, CBI, and to provide its shareholders with optionality and the opportunity to self-assess their level of comfort with the Company’s exposure to the United States cannabis market and, if they so choose, elect to retain an interest in the Company through a non-voting and non-participating share as opposed to being forced, for their own regulatory reasons, to divest their equity interest in the Company.

In addition, the Company respectfully submits that the fact that Nasdaq has objected to the Company consolidating the financial results of Canopy USA in the event that Canopy USA closes on the acquisition of Wana, Jetty or the Fixed Shares of Acreage and that the Company cannot provide assurance it will remain listed on Nasdaq is not relevant, as there is no transaction contemplated by Rule 13e-3(a)(3)(i) present. The Company could, subject to its contractual obligations, choose to exercise its options to acquire Wana, Jetty and the Fixed Shares of Acreage at any time without a shareholder vote.

General

27.

Please tell us your consideration, and revise your filing as necessary, for including the financial statements of Acreage Holdings, Inc., Lemurian, Inc., Mountain High Products, LLC, Wana Wellness, LLC and The Cima Group, LLC for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X. Alternatively, provide us with the significance test calculations of Rule 1-02 (w) of Regulation S-X, supporting your conclusion that these entities’ financial statements are not required to be presented. Refer to Item 13(a) and Note A to Schedule 14A.

U.S. Securities and Exchange Commission

December 12, 2022

Response: The Company advises the Staff that, prior to filing the preliminary proxy statement, the Company carefully reviewed and considered the instructions in Note A to Schedule 14A to determine whether Item 13 of Schedule 14A was applicable. For the reasons discussed below, the Company respectfully advises the Staff that it does not believe that Note A is applicable under the circumstances set forth in the preliminary proxy statement and that providing certain information called for therein may potentially mislead the Company’s shareholders.

Note A to Schedule 14A states:

“[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis provided)

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, pass a special resolution authorizing an amendment to the Articles, in order to: (i) create and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the Shares to provide for a conversion feature whereby each Share may at any time, at the option of the holder, be converted into one Exchangeable Share. The Company is not soliciting its shareholders for the purpose of issuing Shares pursuant to the definitive acquisition agreements for each of the Acreage, Wana and Jetty acquisitions or for the purpose of issuing additional securities which are to be used to acquire such companies. The Company is seeking to create the Exchangeable Shares as a mechanism to ensure regulatory compliance for its shareholders, including its largest shareholder, CBI, and to provide its shareholders with optionality and the opportunity to self-assess their level of comfort with the Company’s exposure to the United States cannabis market and, if they so choose, elect to retain an interest in the Company through a non-voting and non-participating share as opposed to being forced, for their own regulatory reasons, to divest their equity interest in the Company. Under Canadian law, the amendment to the Articles for the creation of the Exchangeable Shares requires shareholder approval. The Amendment Proposal has no impact on existing shareholders; the creation of the Exchangeable Shares is merely to provide shareholders with the optionality to hold a different form of share and in the event of any discomfort with the business and operations of the Company, either directly, or by virtue of its exposure to Canopy USA, the ability, at any time, to convert their Shares into Exchangeable Shares.

In addition, and of significance, as it relates to Acreage, the Company’s shareholders already voted on the issuance of Shares by the Company to acquire Acreage. The Company acquired an option to acquire all of the shares of Acreage in 2019. At the time, the Company obtained shareholder approval to issue up to 109,515,459 Shares in order to acquire Acreage. Shareholders voted, overwhelmingly, in favor of the transaction with approval of the share issuance resolution receiving over 99% of the votes cast at the meeting held on June 19, 2019. In 2020, the agreement with Acreage was amended in order to reduce the consideration payable for the Fixed Shares of Acreage and provide the Company with a call option (and not an obligation) on the Floating Shares of Acreage. However, we have been advised by Canadian counsel to the Company that, under Canadian law and the rules of the Toronto Stock Exchange, the approval of the Company’s shareholders obtained in 2019 remains sufficient authority for the Company to issue the Shares and no further approval of shareholders is required for Canopy USA to acquire the Fixed Shares or Floating Shares of Acreage as described in the preliminary proxy statement.

U.S. Securities and Exchange Commission

December 12, 2022

As it relates to Wana and Jetty, the Company acquired options to acquire Wana and Jetty in 2021 and 2022, respectively, and shareholder approval was not required for either of those acquisitions. In addition, shareholder approval is not required under Canadian or U.S. law for any of the following:

•	the issuance of Shares to former shareholders of Acreage in connection with Canopy USA’s acquisition of the Floating Shares of Acreage pursuant to the Floating Share Arrangement;

•	the exercise of the option to acquire the Fixed Shares of Acreage nor the issuance of Shares to former shareholders of Acreage in connection with such exercise; and

•	the exercise of the options to acquire Wana and Jetty nor the issuance of Shares to former shareholders of Wana and Jetty in connection with such exercises.

Moreover, it should be noted that the definitive acquisition agreements for each of the Acreage, Wana and Jetty acquisitions do not require or contemplate the creation of the Exchangeable Shares. In the event that the Amendment Proposal is not approved, the Company will retain its options to acquire Wana, Jetty and the Fixed Shares of Acreage and, subject to its contractual obligations, can choose to exercise these options at any time.

In light of the foregoing, the Company does not believe Note A to Schedule 14A is applicable, because, among other things, the Company is not soliciting its shareholders for the purpose of issuing Shares pursuant to the definitive acquisition agreements for each of the Acreage, Wana and Jetty acquisitions or for the purpose of issuing additional securities which are to be used to acquire such companies; the creation of the Exchangeable Shares is merely a mechanism to ensure regulatory compliance for the Company’s shareholders; and, as it relates to the acquisition of Acreage, shareholder approval was already obtained.

The Company further respectfully submits that the financial statements of Acreage, Wana and Jetty, and related pro forma financial information, are not required under Rule 3-05 and Article 11 of Regulation S-X. The Company advises the Staff that it undertook the requisite significance analysis by aggregating (i) the contemplated acquisitions of Acreage, Wana and Jetty (whose individual significance is each below the 50% significance threshold) with (ii) the Company’s recently consummated US$19.5 million acquisition of certain assets of Flow Beverages, Inc. (“Flow”) (which is the Company’s only consummated acquisition since the beginning of the Company’s current fiscal year), and determined that these individually insignificant acquisitions did not exceed the 50% significance threshold on an aggregate basis with respect to each of the “investment test,” the “asset test” and the “income test” (collectively, the “Significance Tests”). The results of the Significance Tests are summarized below:

Entity	Investment (%)	Assets (%)	NIBT (%) [A]	Revenue (%) [B]	Income Test Result (Lower of [A] or [B])
Acreage	15.43%	10.95%	21.01%	45.39%	21.01%
Wana	17.60%	1.72%	8.86%	12.02%	8.86%
Jetty	5.19%	0.24%	0.25%	3.69%	0.25%
Flow	1.43%	0.43%	1.28%	1.47%	1.28%
Aggregate	39.65%	13.34%	31.40%	62.57%	31.40%

U.S. Securities and Exchange Commission

December 12, 2022

28.

We note from page 17 that “Canopy is expected to consolidate the financial performance of Canopy USA in accordance with accounting principles generally accepted in the United States.” Please provide to us your analysis of how you concluded that consolidation is appropriate under US GAAP. Cite the accounting literature relied upon and describe how you applied it your situation.

Response: In response to the Staff’s comment, the Company has attached as Exhibit A to this letter the analysis describing how the Company concluded that consolidation is appropriate under U.S. GAAP despite the Company’s preference that the financial results of Canopy USA not be consolidated into the Company’s financial statements and that instead the Company would provide additional supplementary information with respect to Canopy USA in the Company’s annual, quarterly and/or current reports it files with the SEC.

29.

With reference to comment 27 above and Note A to Schedule 14A, please revise to include the information required by Items 11, 13(a)(2) through (a)(6), and 14 of Schedule 14A with respect to the expected acquisitions by Canopy USA.

Response: For the reasons described in the response to Comment 27 above, the Company respectfully advises the Staff that it does not believe that Note A is applicable under the circumstances described in the preliminary proxy statement and, in addition, respectfully submits that providing information called for therein may potentially create confusion regarding the nature of the Amendment Proposal and mislead the Company’s shareholders by suggesting that the Company is seeking their vote, in part, to approve or disapprove the consummation of the acquisitions of Acreage, Wana and Jetty. As described above, shareholder approval was not required in connection with the Wana and Jetty acquisitions, and the Company’s shareholders already voted on the issuance of Shares by the Company to acquire Acreage, so the inclusion of certain information required by Items 11, 13 and 14 of Schedule 14A would potentially create confusion and mislead the Company’s shareholders by suggesting the Company is seeking their vote with respect to acquisitions on which they are not required to vote (and, with respect to Acreage, have already voted).

*********

If you have any questions concerning Amendment No. 1 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely, /s/ Yariv Katz Yariv C. Katz of PAUL HASTINGS LLP

cc :	David Klein, Chief Executive Officer, Canopy Growth Corporation

Keith D. Pisani, Esq., Paul Hastings LLP

KPMG LLP

Jonathan Sherman, Cassels Brock & Blackwell LLP

Exhibit A

In response to the Staff’s comment, the Company has provided the following analysis describing how the Company concluded that consolidation is appropriate under U.S. GAAP, with reference to ASC 810 Consolidation.

Transaction Structure

On October 24, 2022, Canopy Growth Corporation (“Canopy”) completed an internal reorganization (the “Reorganization”)1 whereby it formed Canopy USA, LLC (“Canopy USA”) and transferred Canopy’s conditional THC interests in the United States with a fair value of USD$232 million to Canopy USA, the ultimate purpose of which is to realize the value of its conditional THC interests in the United States while maintaining compliance with all laws and regulations in the regions in which Canopy conducts business.

In exchange for transferring the conditional THC interests in the United States as part of the Reorganization, Canopy received exchangeable shares (the “Non-Voting Shares”) in Canopy USA. The Non-Voting Shares do not carry voting rights, nor do they have rights to receive dividends or other rights upon dissolution of Canopy USA. The Non-Voting Shares are, however, exchangeable into Class A common shares of Canopy USA (the “Canopy USA Common Shares”) at any time on a 1:1 basis.2 In addition, Canopy holds debt with a principal amount of $198 million owed by certain wholly-owned subsidiaries of Canopy USA.

In summary, as of October 24, 2022, Canopy USA held, directly or indirectly, the following conditional THC interests (fair values below are also as of October 24, 2022):

a)

Canopy USA owns all of the shares of Canopy Elevate I LLC, Canopy Elevate II LLC and Canopy Elevate III LLC (collectively, the “Canopy Elevate Entities”), which hold the rights to acquire (collectively, the “Wana Options”) all of the issued and outstanding securities of Mountain High Products, LLC, Wana Wellness, LLC and The Cima Group, LLC (collectively, “Wana”) with a fair value of $23.5M;

b)

Canopy USA owns all of the shares of Canopy Oak, LLC (“Canopy Oak”), which holds the rights (the “Jetty Options”) to acquire all of the issued and outstanding shares of Lemurian, Inc. (“Jetty”) with a fair value of $69.3M;

c)

Canopy USA holds the right to acquire 19.99% of the membership interests of Cultiv8 Interests, LLC, a warrant to acquire 15% of the common units of Strix II, LLC and a secured debenture in the amount of up to $100 million issued by a subsidiary of Acreage with fair values of $1.8M, $5M and $18.6M respectively; and

d)	Canopy USA is the general partner of various limited partnerships that own and control the TerrAscend assets with a fair value of $114M:

On October 24, 2022, Canopy USA issued 1,000,000 Canopy USA Common Shares to VCo Ventures LLC, a shareholder of Jetty (the “Investor”) for a subscription price of $1 million in the aggregate. On May 18, 2022, Canopy Oak acquired the Jetty Options, pursuant to which, Canopy Oak has the right to acquire, upon federal permissibility of THC in the U.S. or earlier at Canopy Oak’s election, up to 100% of Jetty. As such, the Investor is an entity with whom Canopy has a pre-existing business relationship as mentioned above.

[1]

The Reorganization has been completed for the purpose of accelerating the Company’s entrance into the U.S. cannabis market, as is further detailed in the preliminary proxy statement filed on October 25, 2022 https://www.sec.gov/Archives/edgar/data/1737927/000119312522268378/d370256dpre14a.htm

[2]	An unlimited number of Canopy USA Common Shares are authorized for issuance.

Canopy USA retains a call right (the “Investor Repurchase Right”) to repurchase all shares of Canopy USA that have been issued to the Investor at any time on or before March 31, 2023 at the initial subscription price, being $1,000,000 in the aggregate. The Investor Repurchase Right can also be exercised any time after the 18-month anniversary of closing at a price per Canopy USA Common Share equal to the greater of fair market value as determined by an appraiser appointed by Canopy USA and $2,000,000 in the aggregate. The Investor has also been granted a put right following Canopy’s conversion of the Non-Voting Shares into Canopy USA Common Shares on the same terms and conditions as the Investor Repurchase Right. For the avoidance of doubt, it should be noted that the Investor’s put right can only be exercised after Canopy has elected to exchange its Non-Voting Shares for Canopy USA Common Shares; in other words, only after Canopy has voting control of Canopy USA.

As of October 24, 2022, the Investor holds all of the outstanding Canopy USA Common Shares and Canopy holds all of the issued and outstanding Non-Voting Shares (99.3% on an as converted basis).

On October 24, 2022, Canopy also entered into an agreement to amend the option to acquire Wana. On October 14, 2021, Canopy and Wana announced the Wana Options, pursuant to which the Canopy Elevate Entities have the right, upon federal permissibility of THC in the U.S., to acquire 100% of Wana. As a result of this amendment, Nancy Whiteman (who is the sole shareholder of Wana) will receive (i) Canopy USA Common Shares and (ii) common shares of Canopy in exchange for agreeing to reduce the future payments3 owed in connection with the exercise of the Wana Options to $3.00 (the “Wana Amendments”). The value of the Canopy USA Common Shares to be issued to Ms. Whiteman (or entities controlled by Ms. Whiteman) will, in aggregate, be equal to 7.5% of the value of Wana (less Wana’s net debt plus Wana’s net cash) as of a date no earlier than January 1, 2023. Common shares of Canopy with the same value will also be issued to Ms. Whiteman (or entities controlled by Ms. Whiteman).

The shares will only be issued to Ms. Whiteman after completing the valuation of Wana and no earlier than January 1, 2023. The Canopy USA Common Shares will be subject to a repurchase right (the “Whiteman Repurchase Right”) at any time on or before March 31, 2023 at a price equal to the price of the Canopy USA Common Shares initially issued to Ms. Whiteman on closing. The Whiteman Repurchase Right can also be exercised at any time after the 24 month anniversary of the issuance of the Canopy USA Common Shares to Ms. Whiteman at a price per Canopy USA Common Share equal to the greater of (i) the fair market value of the Canopy USA Common Shares as determined by two or more appraisers and (ii) the initial subscription price multiplied by an accrued annual interest rate of 10%. There is also a put right on the same economic terms and conditions as the Whiteman Repurchase Right that can be exercised on the earlier of (a) the date Canopy has exchanged its Non-Voting Shares for Canopy USA Common Shares or (b) with six months’ advanced written notice, provided that such notice can only be provided on or after the 18 month anniversary of the date that the Canopy USA Common Shares are initially issued to Ms. Whiteman.

Governance of Canopy USA

Per the terms established in Canopy USA’s Limited Liability Company Agreement (“Operating Agreement”), the Canopy USA board of managers may consist of up to four managers. As of October 24, 2022, it is currently comprised of three managers (David Klein, Robert Hambrecht (the Investor’s appointee) and Ms. Whiteman), with one vacancy.

[3]

The ‘future payments’ refers to the exercise price of the Wana Options, being 15% of the fair market value of Wana on the date of exercise of the Wana Options and does not include the deferred payments that were also amended by this amending agreement but remain as obligations in connection with the original purchase of the Wana Options.

Of these four manager positions:

•	Canopy has appointment rights for two members;
•	the Investor has appointment rights for one member; and
•	Ms. Whiteman has appointment rights for one member.

The Investor has the right to appoint one member to the Canopy USA board of managers until such time as the Investor holds less than 4.4% of the issued and outstanding Canopy USA Common Shares. The Investor has appointed Mr. Hambrecht as its representative on the Canopy USA board of managers.

Ms. Whiteman also currently has the right to appoint one member (and has appointed herself to the Canopy USA board of managers) to the Canopy USA board of managers from now until such time as Ms. Whiteman beneficially holds less than 10.0% of the issued and outstanding Canopy USA Common Shares; provided that irrespective of whether Ms. Whiteman beneficially holds more than 10% of the Canopy USA Common Shares, such right shall exist until at least the 24-month anniversary of the date of the first issuance of Canopy USA Common Shares to Ms. Whiteman.

Canopy has the right (regardless of the fact that its Non-Voting Shares are non-voting and non-participating) to appoint two managers to the Canopy USA board of managers; however, Canopy has currently only appointed Mr. Klein, CEO of Canopy, to the Canopy USA board of managers.

Decisions of the Canopy USA board of managers are made by simple majority with the exception of any senior management or executive compensation plan matters of Canopy USA or any subsidiary of Canopy USA which require the unanimous approval of the Canopy USA board of managers. The removal of managers is at the discretion of the parties who control their respective appointments to the Canopy USA board of managers. Put another way – Canopy has appointment rights for two board members and therefore has discretion to remove its own appointed managers and replace them as it sees fit, without input or approval from either Ms. Whiteman or the Investor. Equally, Ms. Whiteman and the Investor are entitled to similarly decide to remove or resign themselves or their appointees and subsequently elect a replacement at their own discretion.

In conjunction with the formation of Canopy USA, a protection agreement (the “Protection Agreement”) was created to protect Canopy and protect the value of the transferred conditional THC interests and retain the economics within the overall entity. All decisions must be made in accordance with the terms of the Protection Agreement dated October 24, 2022, between Canopy and Canopy USA. The Protection Agreement provides Canopy with an approval right for Canopy USA’s annual business plan, for which Canopy must use commercially reasonable efforts to approve.

At the current time, there are no employees of Canopy USA and therefore all decisions are made by the Canopy USA board of managers. In the event of a tie or a deadlock, there is no casting vote and therefore there would be a stalemate, which would require the Canopy USA board of managers to arrive or negotiate a solution that will obtain a simple majority vote. At the moment, however, Canopy has only appointed one of the two members of the Canopy USA board of managers. Nonetheless, if a stalemate were to occur, Canopy USA would not be allowed to proceed with any action. In any event, no action is permitted to be taken if it would be contrary to the Protection Agreement. All decisions, regardless of whether approval of the Canopy USA board of managers is required, must be made in accordance with the restrictions set forth in the Protection Agreement.

The Protection Agreement states that Canopy USA cannot perform any of the following without Canopy’s consent:

•	declare dividends;
•	issue additional securities of Canopy USA;
•	enter into any contract for debt;
•	hire senior executives;
•	increase compensation for employees; or
•	sell any single asset or series of assets.

The Operating Agreement also provides that each manager shall not take any action or fail to take an action and shall cause Canopy USA not to take any action or fail to take an action, of which the result is a contravention or breach of any term of the Protection Agreement.

Accounting Considerations

The Company determined that Canopy USA is a VIE in accordance with ASC 810-10-15-14(c).

Canopy holds the right to appoint 50% of the four managers to Canopy USA’s board of managers. Decisions of the board of managers of Canopy USA are made by simple majority such that these rights are less than the majority required to make decisions. However, Canopy’s economic interests include $232 million of equity (which currently represents 99.3% of Canopy USA’s total equity on an as-converted basis, and is expected4 to remain greater than 90% of Canopy USA’s total equity post issuance of the Canopy USA Common Shares pursuant to the Wana Amendments) and $198 million of debt. All assets of Canopy USA, as of October 24, 2022, were contributed by Canopy, except for the $1 million contribution made by the Investor. Therefore, there exists disproportionality between Canopy’s economics and its decision-making rights.

While Canopy’s equity interest is non-participating, the Protection Agreement prohibits any economic leakage, including the payment of dividends (without the consent of Canopy), until such time as Canopy exchanges its Non-Voting Shares for Canopy USA Common Shares. As Canopy holds substantially all of the economics in Canopy USA, contributed substantially of the assets into Canopy USA, participates in all significant decisions, is expected to fund (other than nominal cash payments) the exercise of all options for Canopy USA to acquire the conditional THC investments, and the nature of Canopy USA’s operations are similar to those of Canopy, we determined that substantially all activities involve or are on behalf of Canopy.

Canopy is the Primary Beneficiary of Canopy USA in accordance with ASC 810-10-25-38A.

In evaluating which party (if any) is the primary beneficiary, it was necessary to identify the activities that most significantly impact Canopy USA’s economic performance given its current assets and operations. These activities will substantially change when Canopy USA exercises the Wana Option and Jetty Option, converts the TerrAscend exchangeable shares into common shares of TerrAscend and acquires 100% of Acreage once the necessary court, shareholder, regulatory and other third-party approvals are obtained.

[4]	Estimated with reference to the fair value of Wana as of October 24, 2022.

Therefore, activities before and after the expected exercise of the conditional THC interests were considered in identifying those that most significantly impact Canopy USA’s economic performance:

•

The exercise of the above-described conditional THC interests, which will require funding from Canopy to do so, since the consideration to be issued for the exercise of these interests is additional common shares of Canopy or, in certain circumstances, an option for Canopy USA to pay in cash or cause Canopy to issue additional common shares of Canopy;

•

The management of ongoing operations, including the establishment of an operating budget to achieve operating objectives – which will include driving revenue growth both through Canopy USA’s current portfolio (Acreage, Wana and Jetty) as well as potential acquisitions and licensing opportunities; and

•	Selecting managers and determining their compensation

As discussed above, the stated governance provisions of Canopy USA (in consideration of both the Operating Agreement and the Protection Agreement) do not permit Canopy to unilaterally make these decisions given that it has the right to appoint only two of four members of the board of managers and the Protection Agreement only provides for negative covenants. However, in assessing if Canopy USA would be the primary beneficiary, consideration was also given to ASC 810-10-25-38G, which states:

Consideration shall be given to situations in which a reporting entity’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Although this factor is not intended to be determinative in identifying a primary beneficiary, the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.

The concept in ASC 810-10-25-38G was further interpreted in the remarks by Mr. Christopher F. Rogers before the 2014 AICPA National Conference on Current SEC and PCAOB Developments:

[…] the staff believes that in certain cases it may be necessary to continue the consolidation analysis when it is determined that a fee paid to a decision maker is not a variable interest and further consider whether the substance of the arrangement identifies a party other than the decision maker as the party with power. While this can require a great deal of judgment, additional scrutiny may be necessary if a decision maker is acting as an agent and one variable interest holder is absorbing all or essentially all of the variability that the VIE is designed to create and pass along. In these situations, stated power may not be substantive, and it may be appropriate to attribute the stated power of the decision maker acting as an agent to the variable interest holder absorbing the variability of the VIE. It is helpful to keep in mind that the level of a reporting entity’s economic interest in a VIE may be indicative of the amount of power that the reporting entity holds. While the VIE guidance states that this factor is not determinative in identifying the primary beneficiary, the staff does believe that the level of a reporting entity’s economics is an important consideration in the analysis and may be telling of whether stated power is substantive.

While stated power is shared via the governance structure and certain rights included in the Protection Agreement, the Company believes the rights of the holders of the Canopy USA Common Shares are non-substantive. Canopy designed the structure of Canopy USA, including the composition of its shareholders, each of whom has a pre-existing business relationship with Canopy as described above. Although the holders of the Canopy USA Common Shares hold two of four seats on the board of managers, each has economic disincentive to make any significant business decisions to the detriment of Canopy. This is because the economics of the holders of the Canopy USA Common Shares are not able to be realized without Canopy’s involvement. The Investor has no ability to put their Canopy USA Common Shares until such time as Canopy has exchanged its Non-Voting Shares for Canopy USA Common Shares, meaning that the Investor has no ability to realize any economics (nor do they have any downside) until Canopy makes a decision to exchange its Non-Voting Shares for Canopy USA Common Shares. Ms. Whiteman has no ability to put the Canopy USA Common Shares held by Ms. Whiteman (or entities controlled by Ms. Whiteman) for at least 24 months unless Canopy has exchanged its Non-Voting Shares for Canopy USA Common Shares at which point Canopy would obtain voting control of Canopy USA, meaning that Ms. Whiteman has no ability to realize any economics (nor any downside) for at least 24 months unless Canopy makes a decision to exchange its Non-Voting Shares for Canopy USA Common Shares.

Given the significant disproportionality of the economics of the transaction to the stated power and the implicit influence Canopy has, management concluded that Canopy has power over Canopy USA. As such, Canopy is the primary beneficiary and consolidation of Canopy USA by Canopy was deemed necessary to comply with U.S. GAAP. Further, given that Canopy previously owned the contributed assets, and the overall economics and substance of the transaction, management believes that consolidating Canopy USA (versus applying the one-line presentation under the equity method of accounting) provides the most meaningful information to its financial statement users. Consolidating Canopy USA will provide users with disaggregated information about each of the conditional THC investments and, after Canopy USA’s exercise of the respective options, the underlying financial position and operations of Canopy USA’s controlled subsidiaries. The Company believes this disaggregated information is relevant and necessary to provide users with adequate information to analyze and make informed investing decisions.